PRESS RELEASE
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Thistle Group Holdings, Co.             Contacts: John F. McGill, Jr., Chairman of the Board,
Roxborough  Manayunk  Bank                        Chief Executive Officer
6060 Ridge Avenue                                 Pam Cyr, Director of Investor Relations
Philadelphia,  PA 19128                           Thistle Group Holdings, Co.
                                        Phone:    215-483-3777
                                        Fax:      215-483-1038
                                        Web:      RMBgo.com

                                                  For Immediate Release
                                                  May 7, 2002
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                           THISTLE GROUP HOLDINGS, CO.
                        ANNOUNCES MODIFIED DUTCH AUCTION
             TO PURCHASE UP TO 1,000,000 SHARES OF OUTSTANDING STOCK

PHILADELPHIA, PENNSYLVANIA, May 7, 2002 -- John F. McGill, Jr., the Chief Executive Officer of Thistle Group Holdings, Co. (the "Company") (NASDAQ: THTL) today announced that the Company will repurchase up to 1,000,000 shares, or approximately 15% of its 6,496,655 shares of common stock currently outstanding, through a Modified Dutch Auction Issuer Tender Offer.

The Company believes that the Modified Dutch Auction Tender Offer will improve return on equity. Under this format, shareholders will have the opportunity to sell part or all of their shares to the Company at the cash purchase price selected by the shareholder of not less than $11.50 per share nor greater than $12.50 per share. Upon expiration of the offer, the Company will select the lowest purchase price that will permit it to buy the desired number of shares. All shares purchased will be purchased at the same price selected by the Company, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the price selected by the Company, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration and other shares will be purchased pro rata. Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by the Company.

The offer is not conditioned on a minimum number of shares being tendered. The Company will pay for the shares purchased and for all related fees and expenses out of available funds and cash on hand. The offer to purchase shares will begin May 7, 2002 and expire on June 7, 2002, unless extended. On May 6, 2002, the last price reported on the Nasdaq National Market was $11.99.

         NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.


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         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company common stock. The offer is made solely by the Offer to Purchase for Cash, dated May 7, 2002, and the related Letter of Transmittal. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data is being mailed to shareholders commencing May 7, 2002. You should read the Offer to Purchase for Cash and the Letter of Transmittal because they contain important information. The documents will be available free of charge at the website of the United States Securities and Exchange Commission at www.sec.gov. The documents may also be obtained free of charge from Thistle Group Holdings, Co. (215) 483-3777 or from the information agent for the offer, Georgeson Shareholder (866) 324-8876 (toll free).

Thistle Group Holdings, Co. is a Philadelphia-based unitary thrift holding company whose principal subsidiary is Roxborough Manayunk Bank. At March 31, 2002, the Company had total assets, deposits and stockholders' equity of $740.9 million, $451.9 million, and $84.7 million, respectively.

The foregoing material may contain forward-looking statements. The Company cautions that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements.